August 21, 2024

Michael James McMullen
Chief Executive Officer
Metals Acquisition Limited
3rd Floor, 44 Esplanade
St. Helier, Jersey, JE4 9WG

       Re: Metals Acquisition Limited
           Post-Effective Amendment No.4 to Form F-1 on Form F-3
           Filed August 9, 2024
           File No. 333-276216
Dear Michael James McMullen:

       We have reviewed your post-effective amendment and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 23, 2024 letter.

Post-Effective Amendment No.4 to Form F-1 on Form F-3
General

1. We refer you to prior comment 2. Please further update this filing to reflect any changes you make in response to the staff's comments in the letter dated August 16, 2024 relating to your Form 20-F.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 21, 2024
Page 2

       Please contact Timothy S. Levenberg at 202-551-3707 or Daniel Morris at 202-551-3314
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Ryan J. Dzierniejko, Esq., of Skadden Arps et al.